Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine Vice Chairman and CFO, General Motors
Jack A. Shaw Chief Executive Officer, Hughes
Roxanne S. Austin Executive VP, Hughes; President and COO, DIRECTV Eddy W. Hartenstein Senior Executive VP, Hughes; Chairman, DIRECTV Michael J. Gaines Corporate VP and CFO, Hughes

Mr. Devine beneficially owns approximately 119,094 GM $1-2/3 shares. Mr. Shaw beneficially owns approximately 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns approximately 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns approximately 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns approximately 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares held under various trust arrangements and shares that are purchasable under options that are exercisable, and shares held through benefit plans (including restricted stock units) that are or will be vested, within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire GM $1-2/3 shares that are not exercisable, and GM $1-2/3 and Class H shares held through benefit plans that will not be vested, within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire GM Class H shares that are not exercisable, and GM Class H shares held through benefit plans that will not be vested, within 60 days of October 15, 2001.

Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

EchoStar and certain of its executive officers may be deemed to be "participants" in the solicitation of proxies or consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                     * * * *

The following is a transcript of the HUGHES 2002 Guidance Conference call with analysts held on November 14, 2001. Recordings of the call were made available on HUGHES' website and through a dial-in number beginning on November 16, 2001. Bracketed language provided in this transcript was added for clarification purposes.



Operator:  Good day everyone and welcome to today's HUGHES 2002 Guidance
           Conference Call. Today's conference is being recorded. At this time for opening remarks and introductions, I would like to turn the conference over to the Vice-President of Investor Relations, Mr. Jon Rubin. Please go ahead sir.

Jon Rubin: Thank you operator, and thank you everyone for joining us.
           Today's call will discuss HUGHES' 2002 guidance. After our prepared remarks, we will open the floor to questions and answers.

           With me today are Jack Shaw, our CEO, Eddy Hartenstein, Chairman and CEO of DIRECTV, Mike Gaines, our CFO, Roxanne Austin, President and COO of DIRECTV, Pradman Kaul, Chairman and CEO of Hughes Network Systems, Kevin McGrath, Chairman of DIRECTV Latin America, the CFOs from our major businesses, and Peter Standish, our outside regulatory lawyer from Weil, Gotshal and Manges.

           Before we proceed, I would like to remind you that our use of the words expect, anticipate, project, and similar expressions, are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe that they are reasonable, actual results may differ materially due to important factors, including those described in our SEC filings and in General Motors' SEC filings.

           And now I would like to turn the call over to Jack Shaw for a few opening comments on our 2001 and 2002 guidance.

Jack Shaw: Thank you Jon. As I stated in the past, one of my primary objectives as CEO has been to establish a culture at HUGHES that places the highest priority on meeting or exceeding the company's operational and financial commitments.

           Clearly the third quarter results we reported last month have put us on the right track. And we intend to build on this momentum going forward. Before looking at 2002, I would like to confirm our 2001 guidance that we shared with you last month.

           My confidence in our 2001 targets was bolstered after I reviewed our quarter to date results. In looking at the full year guidance for 2002, I feel that the goals we have set are realistic and achievable. And at the same time, push our operating companies to continually improve their efficiencies.

           In general our targets reflect our efforts to conserve cash, acquire high quality subscribers, and grow our businesses profitably. The guidance also takes into account the very uncertain economic environment in which we are operating. At DIRECTV US, we see the key metrics continuing to trend in the right direction in 2002. Subscriber acquisition costs or SAC will be meaningfully lower. New operational strategies are expected to yield lower churn rates, and EBITDA for 2002 is expected to be more than double that of 2001. In Latin American our DIRECTV business is making good progress in reducing churn while improving EBITDA. In fact, we are targeting to reach EBITDA break even in 2002.

           At Hughes Network Systems, despite a very challenging telecommunications marketplace, EBITDA is expected to improve, while we continue to build out our consumer DIRECWAY(TM) service and the

           Spaceway platform. And PanAmSat's aggressive cost cutting measures are resulting in projected 2002 EBITDA margins of 70% or higher. PanAmSat is also expecting a 50% increase in earnings per share in 2002. As you may be aware, PanAmSat conducted a separate guidance call earlier today. So we won't discuss their guidance in detail on this call.

           Adding it all up, we are giving guidance for 2002 of 9 to 9.2 billion [dollars] of revenue, and 750 to 850 [million dollars] of EBITDA. On our last call I told you we were very focused on preserving cash. We have further reduced our 2001 cash requirements by 200 million [dollars] to around 2.3 billion, which includes the $500 million payment to Raytheon.

           For 2002 the outlook calls for further reductions, resulting in an estimated 1.5 to 1.7 billion in cash requirements. Before turning the call over to our operational leaders, I feel inclined to respond to the comment made by News Corp about HUGHES last week.

           Using News Corp's quarterly earnings call to cast dispersions on the HUGHES businesses was inappropriate. It is beneath the executives of News Corp to say the things that were said. Due diligence is a two-way street. And in assessing the merits of a Sky Global deal versus an EchoStar deal, with the assumption that both deals could be financed, the EchoStar deal provides GM and GM/HUGHES shareholders with overwhelming value.

           And it is not just the tremendous synergies that made the EchoStar deal superior. With the Sky Global deal, there were additional costs associated with the strategic partners. Although a lot has been made of the regulatory issues facing the EchoStar deal, the Sky Global deal would have imposed significant regulatory hurdles in its own right, not only here in the United States, but outside the U.S. as well.

           We have a high degree of confidence that we will be able to demonstrate that the EchoStar merger will provide consumers with more local stations as well as new products, channels and services, at a better value than they would have had without this merger.

           So when you add it all up, we believe that GM and GM/HUGHES shareholders and our customers, both present and future, win in a big way, with an EchoStar transaction.

           And finally, I would like to comment on some concerns I have heard from investors that between now and the close of the deal HUGHES may be distracted, and operations may deteriorate. As you know, we went down that path once before. And I will not let it happen again.

           Clearly my number one responsibility is to ensure that operationally we continue to fire on all cylinders. And my pledge to you is that we will do that. Roxanne Austin, Kevin McGrath, Pradman Kaul and Joe Wright will be totally focused on running their businesses. They will not be distracted by the pending transaction.

           In summary, we are meeting our commitments. We are improving our key operating metrics. And we are poised to create substantial shareholder value through our merger with EchoStar.

           With that, I will turn the call over to Roxanne Austin for a more detailed look at 2002 guidance for DIRECTV US.

Roxanne Austin:
           Thanks Jack. Overall, we are very encouraged by the early results of the new operational strategies we implemented during the third quarter of this year that were designed to reduce churn, lower SAC [subscriber acquisition costs], and profitably grow the subscriber base.

           Our 2002 projections reflect the full year effect of these strategies. For the year, consistent with Wall Street expectations, we expect to add approximately one to 1.2 million net new subscribers to the DIRECTV platform.

           SAC is expected to decline to about $525 for the year. This compares to our second half 2001 SAC of about 560 [dollars]. This improvement of about $35 can be attributed largely to the elimination of the subsidy that DIRECTV has paid in the past to the manufacturers of the set top boxes.

           We also believe that the new operational practices we have implemented with our retail partners will yield further reductions in the areas of non-activation and piracy related costs. We have already captured most of this benefit in our third quarter results, where we saw SAC decline about $20 from the second quarter.

           We also expect to see improvement in churn from the current levels. We are confident in this, because most of our new customers in 2002 will sign up for DIRECTV with a 12-month minimum service commitment. If they don't agree to the commitment, they will pay higher equipment costs, or will not benefit from the existing consumer offer.

           Additionally, we expect to reap the benefits from significant improvements that we have made, and will continue to make to improve our customer service efforts at our call centers and our installation network.

           Moving on to ARPU, or average revenue per customer, we expect it to average about $56 per month next year. As we explained on our last earnings call, we have been experiencing downward pressure on ARPU over the past several months.

           At this point, it is unclear if these trends will continue. And of course, a big wild card is the uncertain economic environment, as well as the penetration rates for premium and pay-per-view services.

           In total, we expect revenues to be in the 6 to 6.2 billion [dollar] range, and EBITDA to be in the 525 to 575 million [dollar] range. Finally, I have a few words about our broadband business. In order to preserve cash and reduce expenses, the DIRECTV DSL business will primarily market its services to our existing or prospective DIRECTV video customers during 2002.

           While we remain convinced that a bundled video/data offering is important to offset a competitive advantage of cable, we will only invest in DSL to the extent that it helps create stickier customers to improve our core video business.

           For DIRECTV DSL we expect to add approximately 100,000 net subscribers, ending 2002 with about 200,000 subscribers. Full year revenue will be about 75 million [dollars], with EBITDA losses of approximately 100 million [dollars].

           So in wrapping up my comments, I think it is important to point out that although the DIRECTV team has accomplished a lot, in some ways I think we have only scratched the surface. During the last 100 days, we primarily focused on improving customer service, reducing our SAC, churn and piracy.

           And while we will continue to focus on all those metrics, going forward we will have a much greater emphasis on increasing our margins. A few of the examples of things we will be doing to improve margins include the implementation of new programming packages.

           We feel we can package our services in a way that will improve the competitiveness of our offering and increase the value of the consumer, while also trimming margins.

           We also now have a new customer relationship management system. This system gives us better insight into the buying behavior of our subscribers, allowing us to improve our targeting efforts, and the effectiveness of our sales practices and upgrade packages in a way that maximizes our margins.

           And of course we will continue to directly negotiate with our programmers as contracts go up for renewal. I think it is fair to say that the DIRECTV business is definitely moving in the right direction. The return on new subscribers will continue to improve as we lower our SAC, reduce churn, and improve our margins.

           As Jack mentioned, I can assure you that the entire DIRECTV team is totally focused on successfully running its business and meeting our commitment. With that, I will hand it off to Kevin McGrath, who will discuss the DIRECTV business in Latin America. Kevin?

Kevin McGrath:
           Thank you Roxanne. DIRECTV Latin America will continue with its focus on profitable growth in 2002. This strategy is particularly appropriate in two of our larger markets - Brazil and Argentina. We face continued economic challenges.

           While we are confident that the economies in Brazil and Argentina will begin to stabilize and strengthen by year end 2002, in general, DIRECTV Latin America has adopted a conservative growth approach for 2002, with a continued focus on acquiring quality customers.

           For the year 2002, DIRECTV Latin America expects to add approximately 250,000 net subscribers. The more selective growth strategy, based primarily on strong acquisition filters, is expected to continue to bring in high end customers.

           These high quality customers typically have better credit and payment histories, and tend to have higher premium package penetrations, which helps ARPU. For 2002, we expect programming ARPU, which excludes rental and activation fees, to be more than a $36 ARPU level expected for 2001.

           Additionally, these customers will contribute to a stronger, healthier subscriber base, which should result in a lower churn. Churn, which has declined in every quarter during 2001, is expected to be less than 2.5% in 2002. This compares favorably with the expected churn rate of 3% for all of 2001.

           SAC, including capitalized installation costs, will fall from approximately $300 in 2001 to approximately $275 in 2002, as our more selective growth strategy will result in lower consumer subsidies. In this area, we have restructured our dealer commissions to be consistent with our more selective subscriber acquisition strategy.

           Finally, DTVLA is continuing to reduce G&A in absolute and percentage terms. As a result of all of our cost reductions, and continued subscriber growth, we are targeting to reach EBITDA break-even in 2002. In addition, DIRECTV Latin America expects to reduce 2002 free cash flow requirements to approximately $200 million.

           Now here is Pradman Kaul to give you an update on HNS. Pradman?

Pradman Kaul:
           Thanks Kevin. HNS projects 2002 revenue to grow modestly over 2001. The EBITDA loss will be in the range of $50-75 million, a significant improvement over 2001. This loss is primarily due to the investment in the Spaceway project.

           HNS will be modifying the way it reports its segments in 2002, to more accurately report how the businesses will be run. The HNS broadband business will have a common platform for both the enterprise and consumer DIRECWAY services.

           Accordingly, HNS will now report its business results in three segments. Satellite Broadband Products and Services will include both the enterprise and consumer DIRECWAY services. The Carrier segment will include the major system sales to carriers. And the Set-top Box segment will include all set-top box sales.

           In addition, HNS will also report the number of DIRECWAY consumer subscribers, to give insight into the progress of its consumer services business.

           The satellite broadband business, which primarily operates under the DIRECWAY brand, is expected to grow revenues by 20-25% over 2001. The carrier segment revenues will decrease by 55-65%. This reduction is due to the completion of major system projects like the XM Satellite Radio project, Thuraya and ICO.

           The set-top box segment revenues will be essentially flat, with the possibility of 5-10% growth. HNS is continuing to focus on the broadband business, with its major investments in Spaceway and DIRECWAY. We will continue to be in the carrier business on an opportunistic basis, leveraging our technology and system integration capability.

           Our role in the set top box business is to support DIRECTV in achieving its goals. As I mentioned earlier, HNS expects significant improvement in EBITDA for 2002. The broadband business will be approximately EBITDA breakeven, because the investment for the DIRECWAY consumer segment will be offset by the DIRECWAY enterprise segment.

           The carrier and the set-top box segments will have EBITDA margins in the low to mid single digits. And the investment in Spaceway will result in an EBITDA loss of $45-65 million in 2002.

           The slowdown in the global economy has impacted HNS' ability to grow at the earlier projected rates. With major telecom companies showing significant deterioration in both revenues and profit, HNS is fortunate to have modest revenue growth and improved EBITDA in 2002. This is because it has positioned itself for these tough times through careful cash and cost management.

           In summary, HNS continues to remain the market leader in the satellite broadband business, for both the enterprise and consumer markets. We remain one of the top two DIRECTV set-top box suppliers, and is positioning itself for future growth with its investment in Spaceway.

           With that, I will turn the microphone back to Jon. Jon?

Jon Rubin: Thanks Pradman. Now let's move on to questions you may have about HUGHES' 2002 guidance. Keep in mind that we have members of the media on this call in a listen only mode. I would like to remind the media that they are not authorized to quote any participants on this call, either directly or in substance, other than the representatives of HUGHES.

           In addition, we are Webcasting this call live on the Internet, and an archived copy will be kept on our site. Finally, I would like to ask callers to limit your questions to only one or two until everyone has had a chance to ask their questions. At this point, feel free to ask additional questions.

           Operator, we are ready for the first one.

Operator:  Thank you sir. Today's question and answer session will be conducted electronically. If you would like to ask a question, please signal by pressing the star key, followed by the digit 1 on your touch tone telephone. Again, that is star 1 for questions.

           We will take as many questions as time permits. And we will take our first question from William Kidd, Lehman Brothers.

William Kidd:
           Good afternoon. I was wondering not so much with respect to guidance, but with respect to the recent HUGHES/EchoStar transaction, can you give us an idea of how management at HUGHES is responding to the merger, how it is going to effect the company and retention, and what kind of programs are you going to have in place to keep employees incentivized during the process, particularly those who are not at least at the mid or senior level, and not planning to relocate to Colorado?

Jack Shaw: William, this is Jack. I will try to answer the question, although it is long [and] detailed. First, my impression is that the management and the employees have accepted this merger transaction in generally a positive manner. I mean obviously you have shades of how people feel. We have I think 15,000 employees. So it is pretty hard to give an opinion for all.

           We had established particular programs within the company for various people to incentivize them to stay. And we have not seen people changing their direction and deciding to leave the company because of what was announced.

           I think probably that is one of the greatest challenges for a company that is being merged with another company. And so we are going to be working on that every day of our lives, until the closing and after the closing.

           Charlie has already met with some employees. And he will be meeting with others. And obviously this is personal for the people. And in some cases it is difficult. But I don't think the managers see that there is any lack of enthusiasm for the business, or lack of dedication to doing what we need to do over the next months while we are waiting for the regulatory approval.

           So that is kind of a general answer William. But it is kind of hard to get specific. But you know, I think we are all on the right track. And we have a lot of work to do here as the senior management team. But we think we are putting things in place so that we can continue our focus.


William Kidd:
           One minor question, what is the ARPU assumption for DIRECTV?

Roxanne Austin:
           The ARPU assumption is $56.

William Kidd:
           Thank you so much Roxanne.

Roxanne Austin:
           Sure.

Operator:  And our next question comes from Rob Kaimowitz, SG Cowen.

Rob Kaimowitz:
           Hi. Good afternoon, and congratulations on the right transaction. Regarding, however, the NRTC issue, the NRTC is standing by their position that under the combined entity of EchoStar and HUGHES, similar to the Primestar HUGHES transaction, that any of the subscribers that fall into their geography would belong to them.

           How do you expect that to be resolved? Do you think that all the EchoStar subscribers are now going to become NRTC subscribers? Do you agree with their assessment? And how do you expect to deal with the NRTC going forward?

Eddy Hartenstein:
           Rob, this is Eddy. Let me take a stab at that. Notwithstanding the blizzard of filings and actions that Pegasus has continued in trying to judicially create contractual rights that don't exist within the agreement, let me just once again remind everyone that the agreement is very clear between DIRECTV and the NRTC.

           And hence Pegasus, the largest affiliate within the NRTC, that their exclusive distribution rights are limited to some very specific territories, some 7.7 million homes, about 5.4 million of which are cabled, and 2.3 million of which are not, to exclusive distribution rights in those territories, and the programming of the original 27 frequencies at the 101 degree orbit location.

           It is also clear that their rights to use the DIRECTV trademark and trade name are non-exclusive. So any rights to those other five frequencies on 101 or frequencies at the 119 and 110-degree orbit locations are not included in the agreement.

Rob Kaimowitz:
           Okay. Thank you. And then one follow-up question. On the - the FCC has put together a specific task force to look at the concentration issues regarding the merger. Are you starting to get any feedback or sense from the folks at the FCC in terms of what they are going to be looking at or how they might be leaning, or any communications from them at all?

Man:       Peter, maybe you could address that?

Peter Standish:
           Yeah. I think it is very early in the process. The issues that they are looking at will be somewhat similar to the issues that the anti-trust division is looking at. They have put together a good task force.

           And we anticipate working with them. But we haven't gotten any particular indication other than they are looking at questions they have indicated of concentration, which is one that we are fully prepared to address.

Rob Kaimowitz:
           Excellent. Thank you.

Operator:  And our next question is from Thomas Eagan, UBS Warburg.

Thomas Eagan:
           Great, thanks. I am looking at 2002. Besides changing the commission structure from sale to activation in terms of the retailers, I was wondering if you could talk a little bit about how you are positioning DIRECTV with the retailers? For example, any changes in the contracts with Best Buy, Blockbuster, Circuit City?

           And additionally, will the EchoStar equipment be sold in those stores after the deal closes? Thanks.

Roxanne Austin:
           Thanks Tom. As it relates to your first question, obviously we are going to be positioning DIRECTV, as we said in our last call, to really focus on acquiring quality subscribers. So I think you really hit the nail on the head with what you said. We are going to focus on trying to get a committed customer, a customer that has a 12-month commitment, and a customer who will be coming in we hope at some higher initial programming package levels for us.

           So we are really going to be focusing on our packaging in 2002, I mentioned that in some of my opening comments, to try to work on improving on our overall margins. What we mean by that is trying to have a package that is highly competitive, that the customer really enjoys, but also provides us with a higher margin, in hopes that our take rates initially in those packages at activation are higher than they are today.

           So that answers the first part of your question.

Eddy Hartenstein:
           The second part Tom, this is Eddy, it is way premature, given where we are in the deal pendency stage here to talk about distribution and retailer agreements with respect to equipment. I fully expect those distribution channels and retailers that DIRECTV has today will remain DIRECTVs. And those that EchoStar has will remain theirs.

           At the right point, when our respective lawyers tell us that we can begin discussing those things, which I think is upon approval of the merger, we can discuss distribution.

           I would add that there is an overlap portion of distribution today, primarily in some of the smaller dealers in the two-step distribution network, where dealers have for a long time and continue today to sell both DISH Networks and DIRECTV products. And I suspect that will continue as well.

Thomas Eagan:
           And so you don't think there will be any kind of - any I guess competition or confusion with those dealers that sell both? They will just have to decide based on the customers which equipment that they sell.

Eddy Hartenstein:
           Look, I think the confusion factor is one that we are quite aware of the potential for. I think both companies in our agreement and communiques to our respective dealers and customers are trying very hard to keep things unconfused.

           And our pledge to customers, both existing and prospective going forward, is that when decisions would be made as to a convergence of platforms upon close, I mean the only thing that has been decided is that it would operate under the DIRECTV brand name, and no customers will be inconvenienced or suffer any cost to retain their current services.

Thomas Eagan:
           Great. Thank you.

Operator:  And we will go next to Vijay Jayant at Morgan Stanley. Mr. Jayant, please go ahead. Your line is open.

Vijay Jayant:
           Hi. Good afternoon. Two quick questions. First, on your [per subscriber] cost guidance, what assumptions do you have on what proportion of growth will be lease subscribers, and have they been accounted for in the number you gave us?

Roxanne Austin:
           We are looking at about less than 10% being from lease next year.

Vijay Jayant:
           Great. And second, just following up on Rob Kaimowitz' question on the NRTC, it seems that the plan is to move the core platform to 110 from 101, which is where DIRECTV is. And given their [inaudible] at 101, will that eviscerate their rights?

Eddy Hartenstein:
           Vijay, again, I think it is premature to make any assumptions as to where we might migrate which channels. Jack and I are heading up from the HUGHES sector, the transition team. And what Jack's promise was is that the operating heads are going to be focused on the operating business.

           We have only had the first such pre-transition meeting with some of the folks that are looking at where the spectrum resource is, and trying to understand what the most efficient use would be, bearing in mind that the overall I think attribute of this merger is to make the most efficient use of spectrum possible, delivering [to] as many more markets.

           And we think we can deliver... we know we can deliver 100 markets. And on a nationwide basis, deliver some dozen channels of high definition programming as well. The most efficient way to do that will have a cost factor. It will also have a time factor to it as well. We want to get that benefit to consumers as quickly as possible within the resources that we have, both spectrum and the installation and manufacturing capabilities, to make that possible.

           So we have absolutely not decided yet how we would manage the spectrum. And I imagine that will take us a few months before we get there.

Vijay Jayant:
           Thanks guys.

Man:       Okay.

Operator:  And we will go next to Karim Zia, Deutsche Bank.

Karim Zia: Thanks. I had two as well. I guess for Roxanne, on the DIRECTV guidance, I am just having trouble reconciling what you had mentioned for net adds. And if churn is lower, it would appear gross adds would be down sharply. And if SAC is coming down, I guess I am surprised the EBITDA number wouldn't be higher. Can you say what the pre-marketing cash flow margin assumption is and maybe what is missing there?

           And then for Peter, given all of the media controversy surrounding the merger, I wonder if you could just, sort of, respond to the two most frequently asked questions about, sort of, the market definition, whether it is satellite or pay television overall, and what the response would be to the concentration issues in the rural territories. Thank you.

Jack Shaw: Peter, why don't you go first?

Peter Standish:
           Okay. The market definition issue I think is one that is not going to be a significant issue. Both the FCC and the anti-trust division have looked at these markets and said that it is an MVPD market, that is that cable and direct broadcast satellite are in the same market.

           And they have done that at a time prior to DBS having some ability to provide local service, and therefore becoming even more directly comparable to cable. And they have done it at a time before cable has added digital capability, becoming more like DBS.

           So we see that market definition issue as being pretty clearly a broad one. Even people who have questioned some of the competitive impacts of the merger have acknowledged that an MVPD market is the likely conclusion.

           In terms of the rural areas, right now both of the companies have operated in a way that they provide national pricing. And that national pricing is pricing which takes into account the strong competitive presence of cable, and the churn issues with cable. And therefore the pricing has to be competitive with cable.

           Priced on a national basis, that means that the rural consumer receives the benefit of that competitive price. We would anticipate that to continue in the future. We would anticipate that is something which is driven by market forces of efficiency and competition, rather than doing a special benefit to the rural consumer.

           It is the nature of the market. The market drives that kind of pricing. So we don't see that as a problem. In addition, the rural consumer, we believe, will be receiving very substantial benefits in terms of additional products and some of the other things that you have heard the company talking about in terms of Internet access and additional product features.

           So we think it is probably a win situation for the rural consumer as well.

Roxanne Austin:
           Karim, on your other question on pre-marketing cash flow, it should be in the 38 to 39% range.

Jack Shaw: Okay Karim?

Karim Zia: Got you. Okay. Thanks.

Operator:  We will take our next question from John Stone, Labenburg, Thalmann.

John Stone:
           Hello, yes. My first question is concerning the DIRECTV broadband. Given the kind of penetration rates we are starting to see for cable modems, coupled with the cable video product that you have to compete with, I am concerned about the relatively slow take rate we see for DIRECTV broadband, perhaps 1% of your overall video customers in the coming year. Why are you proceeding so slowly in the deployment?

Roxanne Austin:
           Well perhaps we have been conservative. But we are clearly going to market directly into our directory subscriber base for 2002. We think that that will be an offering, and a bundled offering, that will be attractive to our subscriber base.

           You know, it is clearly something that we think we have to continue to pursue and work on as we move into 2002. So maybe we have been conservative. But we do believe that many of our customers really want to enjoy that product. And we will have it available [inaudible].

John Stone:
           Are there any constraints in terms of your ability to distribute the product because of cooperation from the ILECS?

Roxanne Austin:
           No. We have agreements across the board. I don't think there is an issue with that. [inaudible] qualify to receive a DSL service. And once they have done that, we can go forward.

John Stone:
           One other follow-up, in a slightly different area, concerning your affiliation with XM Radio. I know now that you carry audio programming from the Music Choice service. And I was wondering when does that contract come up for renewal? And when will [we] be seeing XM Radio going out of a DIRECTV?

Eddy Hartenstein:
           We don't get into the specific discussions on individual programmers John. But that is something we would look at in the ordinary course.

           XM has a much broader range of audio services, with 100 channels, than the 30 or so channels that DIRECTV has today. So we would look at that as we go forward.

           We are also looking at interactive applications on the DIRECTV platform, through Wink, and being able to both buy and effect purchase of CDs, which is something that we have arranged with Music Choice, which is not - it is a dissimilar agreement than with XM.

           But count on looking at, through the program acquisition department of Roxanne's, the best deal that we can cut for DIRECTV. And XM of course will do the best they can for themselves. If those two cross, so much the better.

John Stone:
           Thank you very much.

Operator:  And we will go now to Ray Schleinkofer, Thomas Weisel Partners.

Ray Schleinkofer:
           Just two quick questions. One on the launch coming up this year. Are all of the costs associated with that launch occurring for fourth quarter of this year? That is none of them should we be thinking about for 2002?

           And then just as you are looking at some of the guidance for 02, in October of next year we have got I believe the NFL SUNDAY TICKET (TM) that either comes up for renewal or the exclusivity is set to expire. Can you give us a sense of what is sort of baked into these assumptions on the NFL SUNDAY TICKET as far as being able to get exclusivity and things like that once again?

Roxanne Austin:

           Well first of all, all the launch costs associated with [DIRECTV 4S] that you are talking about with the plan to launch in November are included in Q4. As it relates to the NFL, we actually have the NFL SUNDAY TICKET contract through the 2002 season.

Ray Schleinkofer:
           Okay.

Roxanne Austin:
           So we will enjoy that through the complete season of 2002.

Ray Schleinkofer:
           Fantastic. Thanks guys.

Roxanne Austin:
           Thank you.

Operator:  And we will go next to Adam Simon, Goldman Sachs.

Adam Simon:
           Thanks a lot. One follow-up on Karim's question, actually your answer, 38-39% pre-marketing. As I understand it, residual payments are actually not included in that, which probably are another couple of percent. I guess my question is EchoStar has about 40-41% pre-marketing margins. And if you, on a more of an apples to apples basis, I think there is more like a 300-400 basis point difference there.

           Given you have a larger sub-base, I mean can you get into the details of that, and how maybe you could close that gap?

Mike Palkovic:
           Yeah Adam, this is Mike Palkovic. Yeah, we understand that there is a gap of two or three points there. We are obviously trying to close the gap on a regular basis. We have a lot higher ARPU, which obviously drives a higher programming cost percentage than he has. That accounts for a small piece of it.

           The rest of it obviously is areas that we have worked on in the second half of the year, and we are going to continue to work on through continued cost cutting and focusing on our margins.

Adam Simon:
           Okay. With the cost-cutting that was announced as layoffs, it seems like the 38-39% margin is holding constant.

Roxanne Austin:
           What will really get us there is the - would be programming cost, and the increases in our programming costs due to annual CPI and contract increases. And you know that we enjoy much more rich sports programming than other services. And that does have an effect on our programming costs overall. They tend to be higher.

Adam Simon:
           Okay. And last question, I was wondering if you can go into the cash requirements - the 1.5 to 1.7 [billion dollars]. If you could break that out a little by maybe segmentation on cap ex [capital expenditures] and anything else for that matter?

Mike Gaines:
           Sure. This is Mike Gaines. If you start with the mid-point of our EBITDA range of about $800 million, total cap ex in 2002 should be in the $1.7 billion range, about $700 million of that for satellite. Add to that some working capital, interest expense next year that should be in the $200-300 million range. And you should get pretty close.

Adam Simon:
           All right. Thank you.

Operator:  And we will go now to Basu Mullick, Neuberger Berman.

Basu Mullick:
           Hi. I have two questions. One for Jack Shaw is can you talk a little bit about how the HUGHES shareholders are protected in the event the combination runs into a regulatory hurdle, and it is not just a win/win for DISH holders? So far I feel comfortable that I am not getting paid anything for the deal. But I would like to make some money, given the implied value of the deal.

           Number two is a question for Roxanne. And that question is if you could elaborate on scratching the surface commentary that you made. And lastly I just want to comment that I think this management team is delivering on the numbers. And we are very encouraged.

Jack Shaw: Well thank you Bob. We appreciate the good words. Concerning the protection on the downside, as you know, that is not such an easy thing to come away with. There were two or three or four things that we felt strongly about, and we were able to negotiate with EchoStar. There were probably two or three other things that we weren't able to negotiate. So we did what we felt was the best package.

           The first is there of course if we don't get regulatory fee - or excuse me, if we don't get regulatory approval, there is a breakaway fee of I believe we have announced it - $600 million. That obviously
           - I mean obviously the first and foremost thing is that we want to make sure that our company is not hurt, and not wounded in that we are able to go forward so that we can provide value to the shareholders if the deal shouldn't go through.

           So that was one thing. The second thing is that EchoStar is required to go through with the purchase of PanAmSat. That certainly is to provide cash for the transaction.

           We did other things. One of the ones that I think that protects HUGHES and our primary valued asset, DIRECTV, is the use of the DIRECTV brand. That may sound like a small thing. But that is a pretty big thing when you are out with consumers and they know that the DIRECTV brand is going to survive.

           We also have some protection. All of this is words. But it is protection that there won't be disparaging remarks and that we will control our distributors and so forth.

           So it certainly isn't everything that we wanted. But we felt that it was a responsible package that HUGHES would not be damaged, that we would be ready to fight harder if something happened to the regulatory issues.

Roxanne Austin:
           As to your second question, what did I mean by scratching the surface, in roughly 100 days, we made some major, major improvement to our business. So 100 days is 100 days. We have got a lot more work to do. To say that we are happy with our SAC rates, even bringing them down to 525, the answer is no. We are going to continue to try to drive that lower.

           To say that our churn rates, we are happy with those, even driving them below the 1.7 [percent per month], and starting to approach 1.5 [percent per month], we have got to continue to drive that lower. We have to make sure we are doing everything to eliminate piracy. We have to improve our margins.

           As I said, we are just now scratching the surface in what we are maybe able to do with our new customer relationship management system. And the thing that we can do to actually - to do it in a smarter way, package and sell our customers packaging that we have to offer to them in a way that improves our margins.

           So looking at our margins, looking at our cost structure, and trying to [inaudible] to reach our SAC, everything - looking at everything that we do every day, and ways to do it better, in 100 days we did a lot. We have got a lot more to do.

Jack Shaw: I think in general I could say that the mentality or the way the senior management in the company is now thinking is that we are recognizing that even though our heritage was the defense business and the aerospace business, that that is not what we are in. That we are in the serious business of providing services to enterprises and consumers, and cost is just the byword of the day.

           So everything we do is geared to reducing the cost for our offerings to our customers, and increasing the value of this enterprise for our shareholders. So I really am having no trouble at all with having all of the senior folks on the same page and going in the same direction. And I don't know, I think that we all kind of feel happier about ourselves and our company.

Basu Mullick:
           Thank you.

Operator:  And we will go now to Doug Shapiro, Bank of America.

Doug Shapiro:
           Thanks. I had a more specific transition question. I was wondering if it is your intention to introduce a box that will accommodate both the DISH and DIRECTV platforms before the merger closes. And if so, how long will it take to engineer that, and when you thought you could introduce that kind of box?

Eddy Hartenstein:
           We have specifically looked at that Doug. This is Eddy. And we believe that such a system is almost partially in existence today. If you look at the transport layer on the chip sets that are used in certain of our manufacturers' DIRECTV set top boxes and look at the EchoStar DISH Network boxes, both the DVB standard and the DIRECTV standard are incorporated on those.

           It wouldn't take a huge additional step to have dual [inaudible] boxes. It would only then be a question of incorporating the parallel encryption systems. And indeed, we believe those types of boxes could be ready to be produced in advance of even the earliest stage of regulatory approval. We are looking at that.

           And certainly to the extent that if we can come to a conclusion of how to best share the spectrum most efficiently for consumers and local markets and what not, that we could also on both sides, both companies making their own independent decisions, incorporate those very minor changes in the set top boxes, make at least a beginning of a dent in the universe of boxes. It could be migrated post-merger approval.

           So that is the only thing that we are looking at, and again, haven't made any final decisions on, but easily within the engineering capabilities of our respective companies.

Doug Shapiro:
           And then if you did go ahead with that stuff and it turned out that the merger didn't go through, you could just send out new cards, and it wouldn't be a problem, right?

Eddy Hartenstein:
           Absolutely. It would not - there would be nothing done prior to merger approval to enable either side to, if you will, activate or slam or deactivate other - an opposing company's set top box.

Jack Shaw: That is something that maybe I should expand a little bit upon.
           Peter could probably do a better job than myself. But just for your information, we want to move forward probably a lot quicker than we can with a lot of things, because we specifically, until we have governmental approval, we have got to conduct ourselves as two separate companies.

           We have got to do our own thing. We are competitors. So we have got to compete. And we are going to compete hard against each other for sure. But that doesn't say we can't sit down and think about things and what we can do and how quickly we can do it and so forth. So we are trying to cover all the bases.

Doug Shapiro:
           Okay great. Thank you.

Operator:  Once again, if you would like to ask a question, it is star 1. We will go now to (Roy O'Conner), (Carlson) Capital. Mr. (Conner), please go ahead. Your line is open.

           Hearing no response, we will move on to Tom Vanbuskirk, Troy Asset Management. Mr. Vanbuskirk, your line is open?

           Hearing no response, we will go on to (Patty Raleigh), Gardner. And hearing no response again, we will move on to (Luka Polatow), Chesapeake Partners.

(Luka Polatow):
           First of all, I would like to add my congratulations as well. I did want to pursue the regulatory aspect of this proposed transaction just a little bit more. The question being, with all the sort of bad paper that has been traded between the companies in the past, and with EchoStar having already accused you of abuse of market power or something along those lines, I understand your comments on downside protection, and the agreement has some teeth to it, but isn't that sort of the ultimate red flag to the authorities?

Jack Shaw: Peter, I think this is made for you.

Peter Standish:
           Sure. Sure. You are referring to the litigation that EchoStar brought a couple of years ago. That was brought - first of all, you have to understand there were two views on that. And there was a very strong view on the part of DIRECTV that that was not a valid claim in terms of the market definition, what you are talking about, them saying that it is a DBS market.

           The other thing is that whatever the potential (bona fides), and I think EchoStar realizes even at the time it was a stretch. But certainly now they have indicated that the market has substantially evolved, and some of the comments I had made before in terms of digital cable and local service, so that certainly today I don't think that is a case that they would even have thought to bring.

           So I don't see that as a particular problem. Obviously we were aware of that when we evaluated it. Naturally people take a look at it and say well what was that all about. But that is something everyone was very well aware of. And we don't see that as going against the conclusions that have been made by the anti-trust officials, and by the FCC in the past, that it is an overall market.

           That was one company's view of the news a couple of years ago.

(Luka Polatow):
           Thank you, and good luck. We think the agreement is fundamentally absolutely fantastic.

Operator:  And we will take a follow-up question from Thomas Eagan, UBS Warburg.

Thomas Eagan:
           Great. Thank you. This may be a sensitive question, but we may over the next three to six months hear GemStar expand its lawsuit from EchoStar over to DIRECTV. I was wondering if you all could just comment a little bit about what your current feelings are on the patent issues between say GemStar and yourselves, and maybe add comments on the patents over at the PMC Corporation too? Thank you.

Eddy Hartenstein:
           Tom, you are right. It is sensitive. It is our policy not to discuss either existing lawsuits or relationships around discussions that we are having, potential discussions to agreements that we are having with other entities, GemStar and PMC included. So I really don't have anything to say on that right now.

Thomas Eagan:
           All right. Thank you.

Man:       All right.

Operator:  And our next question is a follow-up from Vijay Jayant, Morgan
           Stanley.

Vijay Jayant:
           Hi. I just wanted to follow-up, since must-carry is pretty close and coming, and your satellite launch is slated for late November. And I understand that the FCC really can't offer a [inaudible] if you are not ready. You just bought this satellite on [inaudible], given it is a statute.

           My understanding is that I think you have about 15 frequencies being allocated to local channels. Is there a risk of dropping markets?

Eddy Hartenstein:
           We don't think so. First of all, just as a quick status, the 4S satellite is already down at the launch site to Peru and French Guyana. It is more than I believe halfway into its pre-launch campaign, scheduled now for a launch right after Thanksgiving. The in-orbit test team is ready to go through a very rapid, less than thirty day certification and on-orbit checkout and drip procedure.

           So we expect all of that to arrive just in time to light up those additional channels. The - we are serving some 41 markets today for the local channels, providing a valuable service. And I think it is something - I am not sure exactly where your question was going - were to happen, I think the overwhelming efforts that we have made I think would weigh heavily on perhaps any delay that might come from forces out of our control.

           So we expect a success and have done everything we can to ensure that.

Vijay Jayant:
           I was just trying to get to the point that since the FCC may not have the authority to provide a reprieve, then you may need to get a rider on some [inaudible] congressional approval to get some delay or whatever is required.

           It is just a [inaudible] issue. Is that a risk is what I am trying to get to the bottom of?

Eddy Hartenstein:
           Look, we would certainly - we realize it is not an FCC regulatory jurisdiction. This is a legislative issue. And given the number of constituents and actual members in both the Senate and the House that [inaudible] pretty heavily for a competition against cable.

           If it would need to come to that, I don't expect that would be a huge issue, given that we have acted in good faith and as a good actor in terms of going to the expense, and throwing all the resources at making this happen.

Vijay Jayant:
           Great. Thanks.

Man:       Okay.

Operator:  And that does conclude our question and answer session. At this time
           I would like to turn the conference back over to you Mr. Rubin for any additional or closing comments.

Jon Rubin: I would just like to thank everyone for joining us today. If you have any further questions, please do not hesitate to contact me or our investor relations department at HUGHES or PanAmSat. Thank you.

Operator:  That does conclude today's conference. Thank you for your participation. You may disconnect at this time.



                                       END